EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31	For the Year Ended December 31
	2017	2016	2015	2014	2013	2012
(In millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income (Loss)	$205	$(6,177)	$578	$213	$375	$755
Interest and other charges, before reduction for amounts capitalized and deferred	287	1,157	1,132	1,073	1,016	1,001
Capitalized interest	(12)	(66)	(68)	(69)	(75)	(72)
Provision for income taxes (benefits)	126	(3,055)	315	(42)	195	545
Interest element of rentals charged to income(1)	20	89	78	83	96	136
Earnings as defined	$626	$(8,052)	$2,035	$1,258	$1,607	$2,365

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$287	$1,157	$1,132	$1,073	$1,016	$1,001
Interest element of rentals charged to income(1)	20	89	78	83	96	136
Fixed charges as defined	$307	$1,246	$1,210	$1,156	$1,112	$1,137

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.04	N/A(2)	1.68	1.09	1.45	2.08

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

(2)
The ratio of earnings to fixed charges was negative for the year ended December 31, 2016, resulting from pre-tax impairment charges of $10,665 million. Additional earnings of $9,298 million would be required to have a one-to-one ratio of earnings to fixed charges.

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